                          TAL INTERNATIONAL GROUP, INC.
                             100 Manhattanville Road
                          Purchase, New York 10577-2135

                                                      October 5, 2005

Tamara Brightwell
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

     Re: TAL International Group, Inc.
         Registration Statement on Form S-1, Filed June 30, 2005 (File No.
         333-126317)
         Registration Statement on Form 8-A, Filed October 5, 2005

Dear Ms. Brightwell:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended, TAL
International Group, Inc. hereby requests that the effectiveness of the above referenced Registration Statements be accelerated so that said Registration
Statements will become effective at 3:00 p.m. EDT on October 7, 2005, or as soon thereafter as practicable.

     In connection with this acceleration request, the Company acknowledges that:

     o    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
          Commission from taking any action with respect to the filing;

     o    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o    the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                   Sincerely,

                                                   /S/ Marc Pearlin
                                                   -----------------------------
                                                   Marc Pearlin
                                                   General Counsel
                                                   TAL International Group, Inc.

cc:      Philip O. Brandes